Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                      Form 40-F
                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                   No   X
                      -----                                -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index
                                  -------------


1. Press Release issued June 11, 2003 regarding price increase.

                                 EXHIBIT 1
                                 ---------

            SGL Carbon Increases Graphite Electrode Prices

    WIESBADEN, Germany--(BUSINESS WIRE)--June 11, 2003--The SGL Carbon Group is increasing the price of its core product graphite electrodes in Asia (except China), Near Middle East and Africa with immediate effect for all new orders by 500 US$ per ton.
    This price increase is expected to level off the significant price differences between Europe/USA and Asia/Near Middle East. Capacity utilization at SGL Carbon remains very high, order books are full.

    Important notice:

    This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results/trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: The SGL Carbon Group
             Stefan Wortmann, 0049 611 60 29 105;
             fax, 0049 6 11 60 29 101; mobile, 0049 170 540 2667;
             stefan.wortmann@sglcarbon.de; www.sglcarbon.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SGL CARBON Aktiengesellschaft



Date: June 11, 2003        By:      /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management